WISDOMTREE DIGITAL TRUST

250 West 34th Street, 3rd Floor

New York, NY 10119

October 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Digital Trust (File Nos. 333-255575 and 811-23659) Request for Withdrawal of Post-Effective Amendment No. 26

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), WisdomTree Digital Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A, as it relates to the registration of the WisdomTree U.S. SmallCap Digital Fund (the “Fund”) (“PEA No. 26”). PEA No. 26 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001214659-23-000865) on January 19, 2023, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 26 because the Registrant has determined not to move forward with the offering of the Fund as series of the Trust at this time. For the avoidance of doubt, the Registrant requests the withdrawal solely of filings related to PEA No. 26. No securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact Ryan Louvar at (917) 267-3721 or Todd Zerega at (202) 654-6378.

Sincerely,

/s/Ryan Louvar
Name:	Ryan Louvar
Title:	Chief Legal Officer and Secretary